

March 29, 2013

Via E-mail
Mr. Robert A. Earnest
Vice President, General Counsel and Corporate Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406

> **Re:**   **Superior Industries International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 1-06615**

Dear Mr. Earnest:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your filing to include your form of proxy. See Exchange Act Rule 14a-6(a), which requires you to file both the proxy statement and the form of proxy in preliminary form. Please mark your materials clearly as "Preliminary Copies." See Rule 14a-6(e)(1).

2.   See our last comment above. Since Proposal 2 is conditioned on the passage of Proposal 1, this should be made clear on the form of proxy. Please confirm your understanding.

3.   We note your disclosure on pages 4 and 5 that the size of the board will be reduced from nine members to seven members pursuant to the bylaws and a board resolution passed on March 22, 2013, in the event Proposal 1 is approved. Please revise your disclosure to clarify whether the size of the board will be reduced in the event Proposal 1 is not approved. If it is the case that, in the event that Proposal 1 is not approved, the size of the

board will not be reduced, please disclose whether you intend to fill the resulting vacancies, given that neither Mr. Evans nor Mr. Joyce will stand for re-election at the annual meeting.

4.   With respect to Proposal 1, please expand your discussion of the effects of this change. For example, a majority or all of the board could be changed in one meeting, so that an "insurgent" shareholder could effectively take control of the company in far less time than it would currently take with the classified board.

5.   Refer to page 4 of the proxy statement. Expand the disclosure about how your Nominating and Corporate Governance Committee determined that reducing the size of the board of directors from nine to seven members would result in lowered "cost, expertise required, workload and shareholder value." That is, explain why going from seven to nine board members would have these effects. Please be as specific as possible.

6.   We note your disclosure on pages 4 and 5 regarding the vacancy on the board for one of the Class III directorships, formerly occupied by Mr. Louis L. Borick. Please revise your disclosure to clarify whether you intend to fill this vacancy.

7.   We note your disclosure on page 1 that the total amount estimated to be spent in connection with this proxy solicitation is $15,000, "plus expenses." Please revise your disclosure to state the total amount estimated to be spent, including expenses, and to state the total expenditures to date. See Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

8.   We note your disclosure on page 4 that if shareholders approve Proposal 1 the board will amend and restate the company's Amended and Restated Articles of Incorporation to reflect the revisions set forth in Appendix A. You have not described the changes to Article Eleven of the governing instruments. Please describe in the revised proxy statement or tell us why you have not included this information. We may have additional comments after reviewing your revised disclosure or the information you provide in your response letter.

Corporate Governance and the Board of Directors, page 8

9.   We note your disclosure on page 9 that the chairman of the meeting may refuse to acknowledge the nomination of any person for election as director that is not made in compliance with the advance-notice provision in your bylaws, and such nomination shall be void. Please advise us, with a view toward revised disclosure, as to whether the nomination of Mr. Schenker was in compliance with the required procedure. If it is your belief that the nomination of Mr. Schenker was not in compliance with the advance-notice provisions in your governing instruments, explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions